exhibit 99.1

Pernod Ricard sells Dunkin’ Brands Inc. to Bain Capital, The Carlyle Group and Thomas H. Lee Partners

Press release - Paris, 12 December 2005 –

Pernod Ricard has today signed an agreement to sell the entire share capital of Dunkin’ Brands Inc. (“Dunkin’ Brands”) together with other related assets to a consortium of buyers made up of Bain Capital, The Carlyle Group and Thomas H. Lee Partners for a purchase price of $2.425 billion.  The Dunkin’ Brands quick service restaurant business was acquired by Pernod Ricard as part of the takeover of Allied Domecq plc which closed on 26th July. The sale of Dunkin’ Brands is in line with the Group’s policy of focusing on its core Wine & Spirits business.

Dunkin' Brands, based in Canton, Massachusetts, USA, is responsible for the worldwide development, marketing and franchising of the famous quick service restaurant brands Dunkin' Donuts, Baskin-Robbins and Togo’s.

Closing of the transaction is expected to take place during the first quarter of 2006, once certain regulatory authorizations have been obtained. Pernod Ricard will use the net proceeds (after tax and transaction costs) of around $1.7 billion from this sale to reduce its current debt levels.

Commenting on the transaction, Patrick RICARD said, "The sale of Dunkin' Brands, within our expected timetable, is excellent news for Pernod Ricard as it allows us to accelerate the reduction of our debt. It follows the sale of our minority stake in Britvic as announced last Friday. It is also good news for Dunkin’ Brands’ future as they will be able to build on their existing solid platform and on the expertise of their new owners. "

J.P. Morgan Securities Inc. acted as exclusive financial advisor and Debevoise & Plimpton LLP acted as legal advisor to Pernod Ricard on this transaction.

About Pernod Ricard

Pernod Ricard is a leading group in the Wine and Spirits global market. Following the acquisition of Allied Domecq, the Group has become the N°2 operator in the world for this sector. The Pernod Ricard portfolio comprises 15 key brands: Ricard, Ballantine’s, Chivas Regal, Kahlúa, Malibu, Beefeater, Havana Club, Stolichnaya, Jameson, Martell, The Glenlivet, Jacob’s Creek, Montana, Mumm and Perrier-Jouët.

Pernod Ricard's strategy is based on a decentralised organisation made up of Brands Owner subsidiaries which define the overall development strategy for their brands and Distribution subsidiaries which adapt these strategies to local markets requirements.

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE

FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913

TEL: +33 (0)1 41 00 40 95 – FAX: +33 (0)1 41 00 40 85 –  RCS (PARIS) N° B 582 041 943

About Bain Capital

Bain Capital (www.baincapital.com) is a global private investment firm that manages several pools of capital including private equity, venture capital, public equity and leveraged debt assets with more than $27 billion in assets under management. Since its inception in 1984, Bain Capital has made private equity investments and add-on acquisitions in over 230 companies around the world, including quick service restaurant companies Domino's Pizza and Burger King, and retailers Toys “R” Us, Dollarama and Staples. Headquartered in Boston, Bain Capital has offices in New York, London and Munich.

About The Carlyle Group

The Carlyle Group is a global private equity firm with $35 billion under management. Carlyle invests in buyouts, venture capital, real estate and leveraged finance in Asia, Europe and North America, focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, healthcare, industrial, technology & business services and telecommunications & media. Since 1987, the firm has invested $14.9 billion of equity in 439 transactions for a total purchase price of $51.9 billion. The Carlyle Group employs more than 630 people in 15 countries. In the aggregate, Carlyle portfolio companies have more than $30 billion in revenue and employ more than 131,000 people around the world. Visit www.carlyle.com for additional information.

About Thomas H. Lee Partners

Thomas H. Lee Partners, L.P. is a Boston-based private equity firm focused on identifying and acquiring substantial ownership positions in growth companies. Founded in 1974, Thomas H. Lee Partners currently manages approximately $12 billion of committed capital, including its most recent fund, the $6.1 billion Thomas H. Lee Equity Fund V. Notable transactions sponsored by the firm include: Fisher Scientific International, General Nutrition Centers, Houghton Mifflin, Michael Foods, Nortek, ProSiebenSat.1, Rayovac, Simmons Company, Snapple Beverage, TransWestern Publishing, Warner Chilcott, and Warner Music Group.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96

Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71

Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE

FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913

TEL: +33 (0)1 41 00 40 95 – FAX: +33 (0)1 41 00 40 85 –  RCS (PARIS) N° B 582 041 943